Mail Stop 4561

December 3, 2008

Chrissy Albice, President
PR Complete Holdings, Inc.
11693 San Vincente Blvd. #431
Los Angeles, CA 90049

      Re: PR Complete Holdings, Inc.
            Registration Statement on Form S-1
            Filed November 7, 2008
            File No. 333-155178

Dear Ms. Albice:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include updated interim financial statements with your next amendment. The updated financial statements should include a balance sheet as of September 30, 2008, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year. See Rules 8-03 and 8-08 of Regulation S-X.

Chrissy Albice
PR Complete Holdings, Inc.
December 3, 2008
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

2.   You state that your cash position may not be enough to support your daily operations and that you intend to raise additional funds by way of a public or private offering to continue to operate. Expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern. In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months. Explain more specifically how you plan to address any material capital deficiency that you describe. Include a more detailed description of how you plan to operate on a reduced budget. In your response letter, tell us the basis for management's belief that you will be able to acquire equity funding and long-term financing that will enable the company to operate for the next 12 months. Also, state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33-6835 and 33-8350.

Signatures

3.   Only the Company has signed your registration statement. Your registration statement must be signed by the Company, the Company's principal executive officer or officers, the Company's principal financial officer, the Company's controller or principal accounting officer and by at least a majority of the Company's board of directors or persons performing similar functions. The signatures of these individuals should be preceded by the text specified by the form. See paragraph 1 of Instructions to Signatures for Form S-1. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of Instructions to Signatures for Form S-1. Thus, if Ms. Ablice is also your controller or principal accounting officer, please indicate this in her signature block when she signs the registration statement in her other capacities. Please revise.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Chrissy Albice
PR Complete Holdings, Inc.
December 3, 2008
Page 4

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (732) 577-1188
      Gregg E. Jaclin, Esq.
      Anslow & Jaclin LLP